Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
MINING OPERATIONS	8
ADVANCED PROJECTS	14
RESULTS OF OPERATIONS	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	23
GUIDANCE AND OUTLOOK	25
LIQUIDITY AND CAPITAL RESOURCES	27
TRANSACTIONS WITH RELATED PARTIES	30
CRITICAL ACCOUNTING ESTIMATES	30
CHANGES IN ACCOUNTING POLICIES	30
NEW ACCOUNTING STANDARDS	30
FINANCIAL INSTRUMENTS	31
SECURITIES OUTSTANDING	31
NON-GAAP MEASURES	31
INTERNAL CONTROLS OVER FINANCIAL REPORTING	41
DISCLOSURE CONTROLS AND PROCEDURES	41
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	42
CAUTIONARY NOTE TO UNITED STATES INVESTORS	48

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2020 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2019, which are in accordance with IFRS, the related annual MD&A (“2019 MD&A”), and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at August 5, 2020, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (“GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”), and the Cata processing plant, which produces silver and gold concentrates.

On March 5, 2019, Great Panther acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange, which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is establishing the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

COVID-19 Response and Considerations

Great Panther has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.  The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus.  During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and to assess and mitigate the risks to our business continuity. As of the date of this MD&A, mining and processing operations at Tucano, the GMC, and Topia continue uninterrupted.

In response to the increased rate of spread of COVID-19 infection, including the high incidence of infection in areas where the Company operates, the Company has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment at its offices and sites.  These plans include requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions, physical distancing practices, mandatory medical screening and testing, mandatory medical leave, among others. The Company has been coordinating training sessions on health awareness and the new health and safety protocols as well as increasing its sanitation measures and preparing specific areas for the isolation, testing and care of employees showing COVID-19 symptoms. Great Panther is also maintaining regular communications with its suppliers, customers and business partners to monitor any potential risks to its ongoing operations. As of the date of this MD&A, all known confirmed cases of COVID-19 are in isolation and being monitored by the Company health professionals.

The Company has been in dialogue with the relevant government authorities, including communication regarding the enhanced safety protocols implemented to mitigate the risk of COVID-19 cases at our operations and surrounding communities. The Company has prepared contingency plans in the event that there is a full or partial shutdown and is prepared to act quickly to implement them.  In a cautionary effort to both safeguard its employees and ensure continued operations, Great Panther implemented robust segregation measures to protect plant and mine employees in a manner that will permit operations while ensuring safety. These measures have included placing employees who demonstrate flu-like symptoms on a ten day precautionary medical leave, with strict protocols governing their return to the workforce, and identifying those employees who are considered “higher risk” under health guidelines issued by local health agencies should they contract the virus, either due to their age or underlying health conditions, to be placed on “work-from-home” status, where possible, or on leave. There is no assurance that the employees who have been or will be placed on precautionary medical leave due to the Company’s protocols will be able to return to work after the mandated ten day leave period. Further, certain of these employees who are on leave may ultimately test positive for the COVID-19 virus. There is also no assurance the Company’s plans will be effective in stopping the spread of the COVID-19 virus and the Company may continue to experience an increase in COVID-19 infection amongst its employees even with adoption of enhanced safety protocols and safeguards. There is no assurance that the Company’s operations will not be materially impacted by the number of employees and the number of contract workers at its operations who have contracted the COVID-19 virus or been placed on precautionary medical leave or quarantine. A shortage of contract workers may result in the Company’s mine contractor not being able to provide its services at full capacity, which may impact the Company’s mine operations.

In the event authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages as a result of the spread, the Company will endeavour to do so in a manner to satisfy authorities and address workforce availability without executing a complete shutdown. At Tucano, these measures may involve the curtailment of only mining operations with the mill continuing to process stockpiled ore. The Company has ore stockpiles of approximately three months, thereby allowing for continuous gold production at reduced rates. The Company has also assessed various options for phased operating reductions should they be necessary, including for example, moving on a temporary basis from three eight-hour shifts to two 12-hour shifts at Tucano to minimize the impact on production resulting from a reduced work force. A final phase of reductions could involve a shut-down of production with skeleton operational staff at the mine.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

If authorities take measures to restrict activities, there is no guarantee that the Company can avoid a full shutdown of its operations. In addition, the Company may determine to implement either a partial or complete shutdown of one or more of its operations independent of any government order if it determines that it can no longer reasonably achieve the continued safety of plant and mine employees from the spread of the COVID-19 virus. Any sustained shut-down or significant curtailment to the Company’s operations will have a material adverse impact on the Company’s production, revenues and financial condition and may materially impact the Company’s ability to meet its production guidance included herein. In addition, the Company’s ability to carry out its planned near-mine and regional exploration plans at Tucano may be delayed which may in turn delay the potential for expansion of its Mineral Resource base. Further, there is no assurance that exploration and development activities relating to Urucum underground mine will not have to cease at some point during 2020 as a result of government orders directed at controlling the COVID-19 pandemic.

On April 2, 2020 the Company commenced an orderly suspension of mining and processing activities at the GMC and Topia in compliance with the directive of the Mexican Federal Government announced on March 31, 2020 to mitigate the spread of COVID-19.  The first directive required suspension of activities until April 30, 2020 and was subsequently extended to May 30, 2020.  On June 3, 2020 the Company restarted mining operations in Mexico following a government order adding mining to the list of essential services.  The restart followed a phased approach to accommodate new protocols in response to COVID-19.  Some administrative and technical staff continue to work from home.

The Company cannot provide assurance that there will not be interruptions to its operations in the future.  These interruptions may include (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies and the provision of services from third parties upon which the Company relies, (iv) restrictions that governments impose to address the COVID-19 outbreak, (v) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries, and (vi) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others.

Tucano

2020 Drill Program Initial Results

On June 23, 2020, Great Panther announced initial drill results from the 2020 drill program at Tucano which are part of an ongoing 55,000 metre, $6.6 million resource definition drill program focused on both near-mine and regional exploration targets. The drilling included 7,236 metres of near-mine diamond and reverse circulation drilling at the Tapereba (“TAP”) AB1 and AB3 open pits and 6,333 metres of rotary air blast and auger drilling on regional exploration targets. The ongoing resource drilling is being conducted with three rigs and results will be incorporated into an updated Resource and Reserve statement expected to be released in the fourth quarter of 2020. Drilling rates are expected to advance as Tucano enters the dry season through to December.

A full table of all significant intercepts drilled to date can be found on the Company's website.

Topia

Phase II and Phase III Tailings Storage Facilities

As disclosed on March 9, 2020, Great Panther ceased depositing tailings on the Topia Phase II tailings storage facility ("TSF") following a recommendation from the Company's independent tailings management and geotechnical consultants.

During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF. Monitoring indicates it is safe to return to stacking in Phase II, subject to receipt of a final report from consultants who will also provide a revised stacking plan. The Company has now also received the required government approvals and a permit to start stacking on Phase III, which will be available after constructing retaining walls and erosion controls around the base of the facility.  In the meantime, there is sufficient capacity at a temporary tailings storage location to continue operations.

There is no assurance that the report from the Company’s consultants will approve a revised stacking plan. Further, there is no assurance that any remediation plan will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

2020 Exploration Program

The 2020 exploration drill program comprises 2,500 metres with a focus on building Mineral Resources along the San Juan, Madre, Hipolito, La Prieta, Cantarranas, La Dura, Union de Pueblo, Higuera, and Oliva veins. The 2019 drilling (5,344 metres in 25 holes) initially tested San Juan, Madre, Hipolito, Cantarranas, Las Brisas, and Oliva veins with success.

Coricancha

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, "Nyrstar") and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the "Amending Agreements") in respect of the Company's remediation obligations in connection with Great Panther's 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther's funding requirements for these amounts until June 30, 2022. Great Panther has provided 80% collateral in the form of a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was increased by $1.2 million which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of June 30, 2020.

The Amending Agreements provide that Great Panther will use commercially reasonable efforts to seek an amendment to a closure plan for certain legacy tailings facilities that Nyrstar is obligated to fund. The objective of the amendment is to seek a technically superior closure plan for approval by the MEM with potentially lower costs. In addition, Great Panther has agreed to pay interest on the bond amounts Nyrstar has agreed to continue to fund at an annual rate of 3-month USD LIBOR plus 5%, and to defer any relocation of the legacy tailings until an agreement on a modified closure plan is achieved or there is a legal requirement to move the tailings. The Amending Agreements also provide Nyrstar with certain offer rights for Coricancha concentrates, which are secondary to those of a third party. The Amending Agreements do not impact the maximum reclamation obligation that Nyrstar is obligated to fund under the Share Purchase Agreement. In addition, the Amending Agreements have deferred the date by which the Company is required to make a decision as to whether to permanently close the Coricancha mine under its Mine Closure Agreement with Nyrstar from June 30, 2020 to June 30, 2022, with the Company agreeing not to make this decision within the initial year prior to June 30, 2021. If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, but Coricancha will be required to post the full amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond.

Coricancha has been on care and maintenance as the Company evaluates conditions for a restart of the mine. The evaluation has included a Preliminary Economic Assessment (“PEA”) completed in 2018 and a Bulk Sample Program (“BSP”) completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended following the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020 in response to the COVID-19, which was lifted on May 24, 2020. The Company resumed the processing campaign and continued with its evaluation activities.

The Company continues to evaluate the timeline and conditions for a potential restart of Coricancha. If the conditions for restart are not satisfied, the Company may examine options for closure. The Company may initiate a restart of Coricancha without first establishing reserves due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenues, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

Bought Deal Offering

On May 20, 2020, Great Panther completed an equity bought deal offering (the “Offering”) of 40,250,000 common shares at $0.40 per share for aggregate gross proceeds of $16.1 million. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds. The intended use of net proceeds from the Offering is for (i) near-mine and regional exploration programs at Tucano and (ii) improvement of the Company's working capital balances, and (iii) general corporate purposes. To the date of this MD&A, $1.5 million of the net proceeds of the Offering were used to repay existing unsecured debt under the Company’s amended credit agreement with MACA Limited (“MACA”), a former contractor at Tucano and approximately $1.3 million was use for near-mine and regional exploration expenditures. The Offering was made by way of a prospectus supplement dated May 14, 2020 to the Company's existing Canadian short form base shelf prospectus and a corresponding registration statement on Form F-10, as amended (File No. 333-231830) with the SEC, each dated July 2, 2019.

Fatal Accident

Great Panther experienced a fatal accident at the GMC during the second quarter of 2020 as a result of a vehicle accident during care and maintenance activities. The Company considers the health and safety of its workers, and others in the communities in which it operates, to be a top priority. The Company provides safety training and continuously updates safety procedures and practices.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q2 2020	Q2 2019	Change	% Change	Six months ended June 30, 2020	Six months ended June 30, 2019[1]		Change	% Change
Total material mined – Tucano (tonnes)	6,075,380	5,009,392	1,065,988	21%	13,190,515	6,578,074	[1]	6,612,441	101%
Ore mined – Tucano (tonnes)	425,209	534,846	(109,637)	-20%	817,692	638,706	[1]	178,986	28%
Ore mined – Mexico (tonnes)	23,646	65,764	(42,118)	-64%	91,491	132,662		(41,171)	-31%
Tonnes milled – Tucano	822,638	718,682	103,956	14%	1,633,835	912,849	[1]	720,986	79%
Tonnes milled – Mexico (excluding custom milling)	24,536	63,886	(39,350)	-62%	93,501	133,540		(40,039)	-30%
Tonnes milled – Consolidated operations (excluding custom milling)	847,174	782,568	64,606	8%	1,727,336	1,046,389	[1]	680,947	65%
Consolidated Production
Gold (ounces)	36,357	33,461	2,896	9%	65,297	41,754	[1]	23,543	56%
Silver (ounces)	142,457	349,668	(207,211)	-59%	517,375	688,099		(170,724)	-25%
Lead (tonnes)	163	453	(290)	-64%	564	935		(371)	-40%
Zinc (tonnes)	223	575	(352)	-61%	855	1,237		(382)	-31%
Gold equivalent ounces (“Au eq oz”) produced[2]	38,541	39,922	(1,381)	-3%	73,267	54,782	[1]	18,485	34%
Consolidated Sales
Gold ounces sold	37,076	29,850	7,226	24%	63,883	38,039	[1]	25,844	68%
Au eq oz sold[2]	39,316	35,759	3,557	10%	71,541	50,003	[1]	21,538	43%
Cost metrics
Cash cost per gold ounce sold[3]	$729	$950	$(221)	-23%	$862	$932		$(70)	-8%
AISC per gold ounce sold, excluding corporate G&A expenditures[3]	$1,027	$1,153	$(126)	-11%	$1,330	$1,229		$101	8%
AISC per gold ounce sold[3]	$1,126	$1,260	$(134)	-11%	$1,445	$1,380		$65	5%

1	The comparative data presented for the six months ended June 30, 2019 is for the period from March 5, 2019 to June 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

3	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, all-in sustaining costs (“AISC”) per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

Tucano

	Q2 2020	Q2 2019	Change	% Change	Six months ended June 30, 2020	Six months ended June 30, 2019[1]		Change	% Change
Mining and Processing
Ore mined (tonnes)	425,209	534,846	(109,637)	-20%	817,692	638,706	[1]	178,986	28%
Ore mined grade (g/t)	1.79	1.45	0.34	23%	1.74	1.44		0.30	21%
Marginal ore mined (tonnes)	1,208	11,422	(10,214)	-89%	83,094	24,582	[1]	58,512	238%
Total waste mined (tonnes)	5,650,171	4,474,546	1,175,625	26%	12,372,824	5,939,368	[1]	6,433,456	108%
Total material mined (tonnes)	6,075,380	5,009,392	1,065,988	21%	13,190,515	6,578,074	[1]	6,612,441	101%
Strip ratio	13.3	8.5	4.8	56%	16.8	9.7		7.1	73%
Tonnes milled	822,638	718,682	103,956	14%	1,633,835	912,849	[1]	720,986	79%
Plant head grade (g/t)	1.48	1.41	0.07	5%	1.29	1.31		(0.02)	-2%
Plant gold recovery (%)	90.2%	91.9%	-1.7%	-2%	90.9%	91.2%		-0.3%	0%
Production
Gold ounces	35,421	29,899	5,522	18%	61,597	35,063	[1]	26,534	76%
Sales
Gold ounces	36,100	26,469	9,631	36%	60,263	31,784	[1]	28,479	90%
Cost metrics
Cost per tonne milled[2]	$33	$35	$(2)	-6%	$32	$32		$—	0%
Cash cost per gold ounce sold[2]	$743	$957	$(214)	-22%	$859	$935		$(76)	-8%
AISC per gold ounce sold[2]	$982	$1,126	$(144)	-13%	$1,291	$1,193		$98	8%

The following discusses the changes in results for the second quarter of 2020 compared with the second quarter of 2019 unless otherwise noted.

Tucano gold production increased by 18% primarily due to higher gold grades and increased ore processing rates, which benefitted from operational improvements. The Company expects production at Tucano for 2020 to be in the range of 120,000 to 130,000 gold ounces. For additional information concerning Tucano’s 2020 production forecast, including key assumptions and risks, refer to Guidance and Outlook in this MD&A and Cautionary Statement on Forward-Looking Statements.

Cost per tonne milled decreased by $2 per tonne mainly due to a weakening of the BRL against the USD ($12 per tonne effect) partly offset by an increase in BRL denominated production costs ($10 per tonne effect).

Cash cost per gold ounce sold decreased by $214 mainly due to the weakening of the BRL against the USD, which had the effect of reducing production costs in USD terms by $282 per gold ounce sold partly offset by higher BRL production costs ($72 per gold ounce sold effect).

AISC decreased by $144 per gold ounce sold primarily due to the decrease in cash cost ($214 per gold ounce sold effect) as described above, lower lease liability payment ($13 per gold ounce sold effect), and a higher number of gold ounces sold which decreased AISC on a per gold ounce sold basis ($45 per gold ounce sold effect). These were partly offset by higher stripping costs ($117 per gold ounce sold effect) and increases in other costs ($11 per gold ounce sold).

1	The comparative data presented for the six months ended June 30, 2019 is for the period from March 5, 2019 to June 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

Exploration

	Three months ended June 30,		Six months ended June 30,
Metres	2020	2019	2020	2019

Total metres of exploration drilling	4,415	477	13,569	2,976

Drilling in 2020 included 7,236 metres of near-mine diamond and reverse circulation drilling at the TAP AB1 and AB3 open pits and 6,333 metres of rotary air blast and auger drilling on regional exploration targets. The ongoing resource drilling is being conducted with three rigs and results will be incorporated into an updated Resource and Reserve statement expected to be released in the fourth quarter of 2020. Drilling rates are expected to advance as Tucano enters the dry season through to December.

In the short term, the drill program targeted completion of an infill drilling program at Tap AB3 and Urucum in-mine targets. In the medium term, the Company plans to target expansion of near-mine Mineral Resource base at Tucano through the completion of a drilling program focused on Neo/Neo North, Torres/Tap AB South, Urucum North and Urucum East targets.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although Great Panther’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

	Q2 2020	Q2 2019	Change	% Change	Six months ended June 30, 2020	Six months ended June 30, 2019	Change	% Change
Tonnes mined	16,158	45,496	(29,338)	-64%	64,684	93,061	(28,377)	-30%
Tonnes milled	16,755	45,476	(28,721)	-63%	66,362	94,898	(28,536)	-30%
Production
Silver (ounces)	61,031	131,668	(70,637)	-54%	230,764	266,520	(35,756)	-13%
Gold (ounces)	819	3,209	(2,390)	-74%	3,301	5,958	(2,657)	-45%
Silver equivalent ounces (“Ag eq oz”) [1]	134,703	388,388	(253,685)	-65%	527,829	743,144	(215,315)	-29%
Sales
Payable silver ounces	61,590	128,757	(67,167)	-52%	226,564	259,586	(33,022)	-13%
Gold ounces sold	861	3,132	(2,271)	-73%	3,282	5,721	(2,439)	-43%
Ag eq oz sold[1]	139,059	379,340	(240,281)	-63%	521,957	717,229	(195,272)	-27%
Average ore grades
Silver (g/t)	133	105	28	27%	127	104	23	22%
Gold (g/t)	1.80	2.52	(0.72)	-29%	1.84	2.28	(0.44)	-19%
Metal recoveries
Silver	85.4%	85.5%	-0.1%	0%	85.4%	84.4%	1.0%	1%
Gold	84.7%	87.0%	-2.3%	-3%	84.2%	85.5%	-1.3%	-2%
Cost metrics
Cost per tonne milled[2]	$88	$95	$(7)	-7%	$91	$96	$(5)	-5%
Cash cost per payable silver ounce[2]	$1.82	$5.12	$(3.30)	-64%	$6.21	$9.01	$(2.80)	-31%
AISC per payable silver ounce[2]	$27.36	$13.03	$14.33	110%	$17.78	$16.51	$1.27	8%

The following discusses the changes in results for the second quarter of 2020 compared with the second quarter of 2019 unless otherwise noted.

Metal production decreased by 65% mainly due to lower throughput following the temporary suspension of mining operations in Mexico, in compliance with the directive of the Mexican Federal Government, for the months of April and May due to the COVID-19 pandemic, and lower gold grades and recoveries. These were partly offset by higher average silver grades.

Cost per tonne milled decreased by $7 primarily as a result of the weakening of the MXN to the USD ($11 per tonne effect), and higher MXN production costs ($4 per tonne effect).

Cash cost per payable silver ounce decreased by $3.30 per payable silver ounce primarily due to lower MXN production costs ($7.01 per oz effect and the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $3.49 per oz). These factors were partially offset by lower gold by-product credits ($7.20 per oz effect), and lower payable silver ounces ($14.21 per oz effect).

AISC per payable silver ounce increased by $14.33 primarily due to the higher Guanajuato care and maintenance costs ($14.58 per oz effect), higher sustaining capital expenditures ($1.14 per oz effect), and lower number of payable silver ounces which increased AISC on a per payable silver ounce basis ($8.63 per oz effect). These factors were partially offset by the decrease in cash costs ($3.30 per oz effect) as described above, lower sustaining exploration, evaluation and development (“EE&D”) expenses ($4.47 per oz effect), and lower lease liability payments ($0.24 per oz effect).

1	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

Exploration

	Three months ended June 30,		Six months ended June 30,
Metres of exploration drilling	2020	2019	2020	2019
Guanajuato	1,145	1,951	3,034	1,951
San Ignacio	1,467	5,186	1,866	6,840
Total metres of exploration drilling	2,612	7,137	4,900	8,791

For the quarter ended June 30, 2020, the number of metres of exploration drilling decreased compared with the same period in 2019 mainly due to the temporary suspension of mining operations in Mexico for the months of April and May due to COVID-19. The main purpose of the focused exploration program that commenced in the second quarter of 2019 is to outline the economic stopes to bring Guanajuato back into production in 2020. Refer to the Company’s press release dated January 28, 2020, for details of the findings.

Development and drilling costs for the GMC are expensed.

Permitting

There have been no changes to the status of the GMC permitting matters since those disclosed in the Company’s MD&A and notes to the consolidated financial statements as at and for the year ending December 31, 2019.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

Topia

Although Great Panther’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

	Q2 2020	Q2 2019	Change	% Change	Six months ended June 30, 2020	Six months ended June 30, 20109	Change	% Change
Tonnes mined	7,488	20,268	(12,780)	-63%	26,808	39,601	(12,793)	-32%
Tonnes milled	7,781	18,410	(10,629)	-58%	27,139	38,642	(11,503)	-30%
Custom milling	—	957	(957)	-100%	—	957	(957)	-100%
Total tonnes milled	7,781	19,367	(11,586)	-60%	27,139	35,599	(8,460)	-24%
Production
Silver (ounces)	81,427	218,000	(136,573)	-63%	286,610	421,580	(134,970)	-32%
Gold (ounces)	118	353	(235)	-67%	400	733	(333)	-45%
Lead (tonnes)	163	453	(290)	-64%	564	935	(371)	-40%
Zinc (tonnes)	223	575	(352)	-61%	855	1,237	(382)	-31%
Silver equivalent ounces [1]	146,128	413,467	(267,339)	-65%	522,431	834,393	(311,962)	-37%
Sales
Payable silver ounces	83,990	204,815	(120,825)	-59%	275,736	377,062	(101,326)	-27%
Gold ounces sold	115	249	(134)	-54%	338	535	(197)	-37%
Ag eq oz sold[1]	143,303	363,822	(220,519)	-61%	481,952	708,031	(226,079)	-32%
Average ore grades
Silver (g/t)	352	392	(40)	-10%	356	363	(7)	-2%
Gold (g/t)	0.87	1.01	(0.14)	-14%	0.83	1.06	(0.23)	-22%
Lead (%)	2.28	2.65	(0.37)	-14%	2.23	2.62	(0.39)	-15%
Zinc (%)	3.09	3.31	(0.22)	-7%	3.34	3.39	(0.05)	-1%
Metal recoveries
Silver	92.5%	93.9%	-1.4%	-1%	92.4%	93.6%	-1.2%	-1%
Gold	54.0%	58.9%	-4.9%	-8%	54.9%	55.9%	-1.0%	-2%
Lead	91.8%	92.8%	-1.0%	-1%	93.0%	92.5%	0.5%	1%
Zinc	92.8%	94.3%	-1.5%	-2%	94.2%	94.4%	-0.2%	0%
Cost metrics
Cost per tonne milled[2]	$206	$230	$(24)	-10%	$196	$218	$(22)	-10%
Cash cost per payable silver ounce[2]	$12.43	$13.88	$(1.45)	-10%	$14.62	$12.34	$2.28	18%
AISC per payable silver ounce[2]	$22.32	$16.55	$5.77	35%	$19.13	$15.36	$3.77	25%

The following discusses the changes in results for the second quarter of 2020 compared with the second quarter of 2019 unless otherwise noted.

Metal production decreased by 65% in part due to lower throughput following the temporary suspension of mining operations in Mexico for the months of April and May due to COVID-19, as well as lower recoveries and grades for all metals.

1	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

Costs per tonne milled decreased by $24 per tonne milled primarily due to the weakening of the MXN to the USD ($42 per tonne effect) partly offset by higher MXN production costs ($17 per tonne effect).

Cash cost per payable silver ounce decreased by $1.45 primarily due to lower MXN production costs ($0.18 per oz effect) and the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.63 per oz. These factors were partially offset by lower gold by-product credits ($0.36 per oz effect).

AISC per payable silver ounce increased by $5.77 primarily due to the care and maintenance costs ($6.88 per oz effect) partially offset by the decrease in cash costs ($1.45 per oz effect) as described above.

Exploration

	Three months ended June 30,		Six months ended June 30,
Metres of exploration drilling	2020	2019	2020	2019
Total metres of exploration drilling	95	406	409	1,048

The decrease in metres of exploration drilling in the second quarter of 2020 compared with the same period in 2019 was mainly due to the temporary suspension of mining operations in Mexico for the months of April and May due to COVID-19. The main purpose of this exploration program is to increase definition of existing Mineral Resources. The program is being conducted with three underground drill rigs performing infill drilling.

Permitting

The Company has also received the required government approvals and a permit to start stacking on Phase III, which will be available after constructing retaining walls and erosion controls around the base of the facility.  For additional information on the Topia TSF, see Significant Events section of this MD&A.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA that outlined the potential for three million Ag eq oz of annual production. In June 2019, the BSP was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and the PEA includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that results and conclusions of the PEA and the BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenues, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. Refer to the Significant Events section of this MD&A for further information on this processing campaign and the current status of Coricancha.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from the MEM following the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. On June 29, 2020, the Company announced that it had reached an agreement with Nyrstar to defer bond funding requirements as outlined in the Significant Events section of this MD&A.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities, which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all the necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for the project.

RESULTS OF OPERATIONS

Three months ended June 30, 2020

	Q2 2020				Q2 2019%
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	36,100	861	115	37,076	26,469	3,132	249	29,850	24%
Silver (ounces)	7,038	61,590	83,990	152,618	—	128,757	204,815	333,572	-54%
Lead (tonnes)	—	—	167	167	—	—	443	443	-62%
Zinc (tonnes)	—	—	185	185	—	—	427	427	-57%
Au eq oz sold	36,178	1,545	1,592	39,316	26,469	4,742	4,548	35,759	10%
Revenue (000s)
Gold revenue	$62,274	$1,573	$210	$64,057	$34,533	$4,216	$342	$39,091	64%
Silver revenue	120	1,139	1,578	2,837	—	1,924	3,090	5,014	-43%
Lead revenue	—	—	279	279	—	—	819	819	-66%
Zinc revenue	—	—	400	400	—	—	1,082	1,082	-63%
Ore processing revenue	—	—	—	—	—	—	66	66	-100%
Smelting and refining charges	(26)	(160)	(359)	(545)	(71)	(295)	(428)	(794)	-31%
Total revenue	$62,368	$2,552	$2,108	$67,028	$34,462	$5,845	$4,971	$45,278	48%
Average realized metal prices and FX rates
Gold (per ounce)				$1,728				$1,310	32%
Silver (per ounce)				$18.59				$15.03	24%
Lead (per pound)				$0.76				$0.84	-10%
Zinc (per pound)				$0.98				$1.15	-15%
USD/CAD				1.386				1.338	4%
USD/BRL				5.389				3.917	38%
USD/MXN				23.339				19.128	22%

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

(000s)	Q2 2020	Q2 2019	Change	% Change
Revenue	$67,028	$45,278	$21,750	48%
Production costs	31,273	34,550	(3,277)	-9%
Mine operating earnings before non-cash items[1]	35,755	10,728	25,027	233%
Amortization and depletion	11,794	7,737	4,057	52%
Share-based compensation	100	89	11	12%
Mine operating earnings	23,861	2,902	20,959	722%
Mine operating earnings before non-cash items (% of revenue)	53%	24%
Mine operating earnings (% of revenue)	36%	6%
G&A expenses	3,589	3,193	396	12%
EE&D expenses	2,541	4,488	(1,947)	-43%
Business acquisition costs	—	165	(165)	-100%
Care and maintenance costs	322	238	84	35%
Finance and other expense	8,500	422	8,078	1,914%
Tax expense (recovery)	357	154	203	132%
Net income (loss)	$8,552	$(5,758)	$14,310	n/a
Adjusted net income (loss) [1]	$11,430	$(8,965)	$20,395	n/a
Adjusted EBITDA[1]	$30,191	$2,044	$28,147	1,377%

Revenue

($ millions)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$15.6	$0.5	$(0.1)	$—	$16.0
Volumes sold	9.3	(2.7)	(1.1)	—	5.7
Other	—	—	—	(0.2)	0.2
	$24.9	$(2.2)	$(1.2)	$(0.2)	$21.7
Revenue – Q2 2019					45.3
Revenue – Q2 2020					$67.0

Revenue generated in the second quarter of 2020 was $67.0 million compared with $45.3 million for the second quarter of 2019. The increase in revenue of $21.7 million over the same period last year was mainly attributed to higher realized gold and silver prices ($16.1 million effect), and an increase in metal sales volumes from an increase in gold ounce production at Tucano ($9.3 million effect), offset partially by lower sales volume of silver and other metals ($3.8 million effect) and higher smelting and refining charges ($0.2 million effect).

Production costs

Production costs for the second quarter of 2020 decreased by $3.3 million compared with the second quarter of 2019. The decrease was predominantly attributable to the weakening of the BRL and MXN relative to the USD, which reduced production costs for Tucano in USD terms ($10.1 million effect). This was partially offset by the higher sales volume ($3.5 million effect), higher BRL production costs at Tucano ($1.8 million effect), unabsorbed fixed costs incurred in Mexico during the COVID-19 related shutdowns in April and May 2020 ($1.3 million effect), and higher MXN production costs at the GMC ($0.2 million effect).

1	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss and adjusted EBITDA, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

Unabsorbed fixed costs represent costs that would have been included in inventory had Topia and the GMC been operational during April and May. These costs were expensed as incurred during April and May.

Amortization and depletion

Amortization and depletion for the second quarter of 2020 increased compared with the second quarter of 2019, primarily due to the higher sales of gold for the quarter.

Mine operating earnings

Mine operating earnings before non-cash items for the second quarter of 2020 was $35.8 million compared with $10.7 million for the second quarter of 2019. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed below.

Mine operating earnings for the second quarter of 2020, including non-cash items, was $23.9 million compared with $2.9 million for the second quarter of 2019.

General and administrative expenses (“G&A”)

G&A expenses for the second quarter of 2020 increased by $0.4 million, or 12%, compared with the same period in 2019, primarily due to an increase in share-based compensation included in G&A of $1.0 million, and an increase in insurance premiums of $0.6 million. These increases were partially offset by a $0.8 million decrease in G&A expenses related to the Australian head office of Beadell which was closed in the second quarter of 2019 and a decrease in legal fees as the comparative period reflected $0.2 million non-recurring legal fees incurred on the filing of the base shelf prospectus and the At-The Market Facility (“ATM Facility”).

Exploration, evaluation and development expenses (“EE&D”)

EE&D expenses for the second quarter of 2020 decreased by $1.9 million, or 43%, compared with the same period in 2019, mainly due to a $1.3 million decrease in Coricancha expenditures due mainly to BSP expenditures incurred in the comparative period. In addition, there was a $0.2 million decrease in the Guanajuato exploration program, a $0.2 million decrease in Tucano expenditures, a $0.2 million decrease in San Ignacio development expenses and a $0.2 million decrease in San Ignacio exploration drilling. These decreases were partly offset by a $0.2 million increase in Guanajuato development expenses.

Business acquisition costs

Business acquisition costs for the second quarter of 2019 of $0.2 million related to the Acquisition.

Finance and other expense

Finance and other income (expense) primarily reflects interest income or expense, gain or loss on derivative instruments, and foreign exchange gains and losses. Finance and other income (expense) for the second quarter of 2020 was a loss of $8.5 million compared with a loss of $0.4 million for the second quarter of 2019. During the quarter ended June 30, 2020 the BRL experienced significant weakening against the USD and other currencies resulting in foreign exchange and derivative instrument losses of $6.9 million for the period compared with $3.4 million in gains for the second quarter of 2019. Included in the derivative contract and foreign exchange losses for the second quarter of 2020 were $4.0 million of unrealized losses on the BRL/USD forward foreign exchange contracts, and $4.9 million of unrealized losses on foreign exchange. The unrealized losses on the forward foreign exchange contracts arises from a mark-to-market adjustment at the prevailing exchange rate at June 30, 2020 (5.48 BRL/USD). The foreign exchange losses related primarily to the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of the Company’s operations in Brazil.

As at June 30, 2020, Great Panther held non-deliverable forward foreign exchange contracts for BRL against USD totalling BRL 344.1 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.18/USD to BRL 4.45/USD, at various maturity dates until February 2021. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $16.9 million at June 30, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity. The objective of the Company’s BRL/USD hedging strategy was to lock in the exchange rate for a portion of BRL denominated operating and capital expenditures to February 2021 through forward exchange contracts at various pre-determined rates to reduce exposure to any appreciation in the BRL which was at or near record lows relative to the USD at the time the contracts were entered into, and gain better certainty with regard to the Company’s projected operating cash-flows for Tucano at a time when the gold price was much lower. The Company has not entered into any forward contracts since January 2020.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

A weakening in the BRL such that spot rates were above the contract rates would result in a realized loss to the Company to close out the foreign exchange contracts or the recognition of an unrealized, mark-to-market loss on contracts that were still subject to settlement. This result would effectively offset the benefit to the Company of any decline in Tucano USD operating costs resulting from a weakened BRL in the amount of the notional value of the contracts. These contracts represent approximately 85% of the Company’s projected BRL expenditures for Tucano from July 2020 to February 2021 and, accordingly, approximately 15% of the Company’s BRL expenditures remain unhedged and the Company will realize a net benefit from a weaker BRL to the extent these unhedged expenditures are incurred.

To the extent that the June 30, 2020 BRL/USD spot market exchange rate was greater than the contract exchange rates, the Company recorded a liability as of June 30, 2020. This liability represents the payment that Great Panther would have to pay out under these agreements through to February 2021 assuming the BRL/USD spot market exchange rate on settlement is the same as that on June 30, 2020 and the assumed settlement amount is discounted to reflect the time-value-of-money.

To the extent that the BRL strengthens against the USD during this period, the payouts required under these forward contracts will be reduced, but any reduction will be offset by increases in the operating costs in USD.

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, in the event that operations at Tucano are curtailed or shutdown during the period to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

There were also decreases in other expenses in this category primarily consisting of interest expenses related to borrowings and past-due payables of $1.1 million, write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”) that was determined to be unrecoverable of $0.7 million, accretion expense on reclamation and remediation provision of $0.2 million and accretion expense on lease liabilities of $0.3 million.

Tax expense

Income tax expense for the second quarter of 2020 was $0.4 million compared with an expense of $0.2 million for the same period in 2019.

Net income (loss)

For the second quarter of 2020, the Company recorded net income of $8.6 million compared with a net loss of $5.8 million for the second quarter of 2019.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)

Adjusted EBITDA was $30.2 million in the second quarter of 2020 compared with $2.0 million in the second quarter of 2019. The increase reflects a $25.0 million increase in mine operating earnings before non-cash items, a $2.0 million decrease in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), a $0.7 million decrease in other expenses, and a $0.6 million decrease in G&A cash expenses. These factors were partially offset by a $0.1 million increase in care and maintenance costs at the GMC and Topia.

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

Six months ended June 30, 2020

	Six months ended June 30, 2020				Six months ended June 30, 2019%
	Tucano	GMC	Topia	Total	Tucano[1]	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	60,263	3,282	338	63,883	31,784	5,721	535	38,040	68%
Silver (ounces)	11,097	226,564	275,737	513,398	—	259,586	377,062	636,648	-19%
Lead (tonnes)	—	—	551	551	—	—	836	836	-34%
Zinc (tonnes)	—	—	705	705	—	—	948	948	-26%
Au eq oz sold	60,386	5,800	5,355	71,541	31,784	8,965	9,254	50,003	43%
Revenue (000s)
Gold revenue	$100,270	$5,479	$572	$106,321	$41,413	$7,595	$680	$49,688	114%
Silver revenue	177	3,735	4,448	8,360	—	3,942	5,555	9,497	-12%
Lead revenue	—	—	947	947	—	—	1,605	1,605	-41%
Zinc revenue	—	—	1,244	1,244	—	—	2,631	2,631	-53%
Ore processing revenue	—	—	34	34	—	—	66	66	-48%
Smelting and refining charges	(44)	(597)	(1,187)	(1,828)	(86)	(535)	(894)	(1,515)	21%
Total revenue	$100,403	$8,617	$6,058	$115,078	$41,327	$11,002	$9,643	$61,972	86%
Average realized metal prices and FX rates
Gold (per ounce)				$1,664				$1,306	27%
Silver (per ounce)				$16.28				$14.92	9%
Lead (per pound)				$0.78				$0.87	-10%
Zinc (per pound)				$0.80				$1.26	-37%
USD/CAD				1.363				1.334	2%
USD/BRL				4.923				3.841	28%
USD/MXN				21.637				19.168	13%

1	The comparative data presented for the six months ended June 30, 2019 is for the period from March 5, 2019 to June 30, 2019, the period for which the Company owned Tucano following the Acquisition.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

(000s)	Six months ended June 30, 2020	Six months ended June 30, 2019	Change	% Change
Revenue	$115,078	$61,972	$53,106	86%
Production costs	65,075	47,753	17,322	36%
Mine operating earnings before non-cash items[1]	50,003	14,219	35,784	252%
Amortization and depletion	20,025	9,642	10,383	108%
Share-based compensation	147	158	(11)	-7%
Mine operating earnings	29,831	4,419	25,412	575%
Mine operating earnings before non-cash items (% of revenue)	43%	23%
Mine operating earnings (% of revenue)	26%	7%
G&A expenses	7,183	5,697	1,486	26%
EE&D expenses	6,036	7,247	(1,211)	-17%
Impairment of goodwill	—	38,682	(38,682)	-100%
Business acquisition costs	—	2,786	(2,786)	-100%
Care and maintenance costs	551	385	166	43%
Finance and other expense	47,648	3,009	44,639	1,484%
Tax expense	325	397	(72)	-18%
Net loss	$(31,912)	$(53,784)	$21,872	-41%
Adjusted net income (loss)[1]	$3,882	$(13,938)	$17,820	n/a
Adjusted EBITDA[1]	$36,571	$347	$36,224	10,439%

Revenue

($ millions)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$23.0	$0.6	$(0.8)	$—	$22.8
Volumes sold	33.6	(1.8)	(1.2)	—	30.6
Other	—	—	—	(0.3)	(0.3)
	$56.6	$(1.2)	$(2.0)	$(0.3)	$53.1
Revenue – Six months ended June 30, 2019					62.0
Revenue – Six months ended June 30, 2020					$115.1

Revenue increased by $53.1 million mainly due to higher sales at Tucano ($30.6 million effect) and higher realized gold and silver prices ($23.6 million effect). These factors were partly offset by lower realized prices for lead and zinc ($0.8 million effect) and higher smelting and refining charges ($0.3 million effect).

Production costs

Production costs increased by $17.3 million primarily due to the higher sales volume ($21.3 million effect), higher BRL production costs at Tucano ($8.0 million effect), unabsorbed fixed costs incurred at Topia and the GMC during the April and May COVID-19 related shutdowns ($1.3 million effect), and higher MXN production costs at the GMC and Topia ($0.5 million effect). These were partially offset by the weakening of the BRL and MXN relative to the USD, which reduced production costs in USD terms ($13.8 million effect).

1	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss and adjusted EBITDA, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

Amortization and depletion

Amortization and depletion increased by $10.4 million primarily due to higher sales of gold.

Mine operating earnings

Mine operating earnings before non-cash items were $50.0 million compared with $14.2 million. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed below.

Mine operating earnings, including non-cash items, were $29.8 million compared with $4.4 million.

General and administrative expenses (“G&A”)

G&A expenses increased by $1.5 million, or 26%, primarily related to the increase in insurance premiums of $1.1 million, an increase in share-based compensation included in G&A of $0.6 million, and the first half of 2020 also reflected recruitment and talent search fees of $0.2 million. These increases were partially offset by a $0.4 million decrease in G&A expenses related to the Australian head office of Beadell which was closed in the second quarter of 2019.

Exploration, evaluation and development expenses (“EE&D”)

EE&D expenses decreased $1.2 million, or 17%, mainly due to a $1.1 million decrease in Coricancha expenditures due mainly to BSP expenditures incurred in the comparative period, a $0.3 million decrease in San Ignacio development expenses, and a $0.3 million decrease in San Ignacio exploration drilling. These factors were partially offset by a $0.4 million increase in Guanajuato development expenses, and a $0.1 million increase in Tucano expenditures.

Impairment of goodwill

In the first quarter of 2019, the Company recorded an impairment of goodwill of $38.7 million related to Tucano. For accounting purposes, the Company re-evaluated its initial assessment of the purchase price allocation of Tucano following receipt of the Mineral Reserve and Mineral Resource Estimate ("MRMR") for Tucano dated effective September 30, 2019. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on the Acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near-mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $132.1 million and recognition of a $3.5 million deferred income tax liability. Goodwill of $38.7 million, being the difference between the fair value of net identifiable assets acquired and the original share exchange value plus assumed debt, was impaired at March 31, 2019.

Business acquisition costs

Business acquisition costs for the first half of 2019 of $2.8 million related to the Acquisition.

Finance and other income (expense)

Finance and other expense increased by $44.6 million primarily due to a $32.0 million increase in derivative instrument losses as a result of the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at June 30, 2020 (5.48 BRL/USD), a $0.4 million increase in losses on gold put options, a $13.0 million increase in foreign exchange losses that mainly arose from the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of our operations in Brazil, and a $0.3 million decrease in interest income. These were partly offset by a $0.8 million decrease in finance costs related to interest expense on borrowings and past-due payables, a $0.2 million decrease in other expenses, and a $0.1 million decrease in accretion expense. Refer to Results of Operations – For the three months ended June 30, 2020 section of this MD&A for more discussion of the derivative instrument loss.

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

Tax expense

Income tax expense decreased by $0.1 million.

Net loss

The Company recorded a net loss of $31.9 million compared with a net loss of $53.8 million.

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018
Revenue	$67,028	$48,050	$65,679	$71,002	$45,278	$16,694	$13,647	$11,691
Production costs	31,273	33,802	57,232	51,794	34,550	13,203	11,630	11,024
Mine operating earnings before non-cash items[1]	35,755	14,248	8,447	19,208	10,728	3,491	2,017	667
Amortization and depletion and share-based compensation	11,894	8,278	13,493	11,736	7,826	1,974	811	610
Mine operating earnings (loss)	23,861	5,970	(5,046)	7,472	2,902	1,517	1,206	57
G&A expenses	3,589	3,594	8,983	2,876	3,193	2,505	1,653	1,379
EE&D expenses	2,541	3,495	13,878	2,901	4,488	2,759	3,136	3,341
Impairment of goodwill	—	—	—	—	—	38,682	—	—
Finance and other income (expense)	(8,500)	(39,148)	(51)	(10,080)	(422)	(2,587)	757	1,112
Net income (loss) for the period	8,552	(40,464)	(28,068)	(9,171)	(5,758)	(48,026)	(3,559)	(3,642)
Basic and diluted earnings (loss) per share	0.03	(0.13)	(0.09)	(0.03)	(0.02)	(0.24)	(0.02)	(0.02)
Adjusted net income (loss)[1]	11,430	(7,548)	(32,403)	(920)	(8,965)	(4,974)	(4,292)	(3,188)
Adjusted earnings (loss) per share[1]	0.03	(0.02)	(0.10)	(0.00)	(0.03)	(0.02)	(0.03)	(0.02)
Adjusted EBITDA[1]	30,191	6,380	(5,338)	12,909	2,044	(1,698)	(2,638)	(2,968)

	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018
Tonnes milled[2]	847,174	880,162	928,198	813,260	782,568	263,821	89,270	92,920
Production
Gold (ounces)	36,357	28,940	37,089	39,651	33,461	8,293	4,101	4,737
Silver (ounces)	142,457	374,917	423,231	418,032	349,668	338,431	438,152	448,840
Lead (tonnes)	163	401	487	539	453	481	474	572
Zinc (tonnes)	223	632	650	689	575	662	661	639
Au eq oz	38,541	34,725	44,697	47,374	39,922	14,860	11,897	12,789
Sales
Gold ounces sold	37,076	26,807	38,992	43,025	29,850	8,189	4,262	3,623
Au eq oz sold	39,316	32,225	45,625	50,118	35,759	14,244	11,807	10,592
Cost metrics
Cash cost per gold ounce sold[1]	$729	$1,045	$1,268	$1,014	$950	$868	$777	$1,002
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,027	$1,749	$1,615	$1,310	$1,153	$1,506	$992	$1,367
AISC per gold ounce sold[1]	$1,126	$1,886	$1,703	$1,377	$1,260	$1,816	$1,385	$1,773

1	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, adjusted net loss and adjusted net loss per share throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2	Excludes purchased ore.

3	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano MRMR that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December). Prior to the Acquisition, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

Metal production for the quarters presented up to December 31, 2018 was in the 11,800 – 13,500 Au eq oz range until the first quarter of 2019 when the metal production increased due to the acquisition of Tucano on March 5, 2019. Metal production for the second and third quarters of 2019 also increased due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production for the fourth quarter of 2019 decreased slightly from the previous two quarters due to the Urucum Central South (“UCS”) pit issue at Tucano, as noted in the Company’s news releases on October 7, 2019 and October 15, 2019, and lower metal production at Topia.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the Mineral Resource, EE&D activities, and foreign exchange rates, and since the Acquisition, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019, and additional costs associated with the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in Mineral Resources at the GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

To mitigate its exposure to foreign exchange risk, the Company from time to time enters into forward currency contracts. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures have been primarily incurred in relation to Coricancha care and maintenance and project expenditures after its acquisition in June 2017 with the exception of the fourth quarter of 2019 when adjustments to Mexican reclamation provisions were recorded in the amount of $9.7 million.

G&A expenditures increased in the first quarter of 2019 upon the Acquisition and increased in the fourth quarter of 2019 due to non-recurring G&A charges related to management changes and accruals made for Brazil legal claims.

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

GUIDANCE AND OUTLOOK

Outlook

Great Panther previously provided production and cost guidance for Tucano and the GMC which remains unchanged. These two operations combined represent approximately 90% of 2020 guided production on a gold equivalent ounce basis. On July 9, 2020, Great Panther provided production guidance for Topia, and is now also providing cost guidance for Topia. This outlook presumes continued operations at all three mines for the balance of 2020 without interruption due to COVID-19 or any other reason. To the extent that Great Panther’s mines and processing plants are not able to operate as planned as a result of COVID-19, the Company’s revenues, financial condition and ability to meet the production guidance provided below may be adversely impacted.

2020 Guidance	Tucano[1]	Topia[2]	GMC[2]	Consolidated
Gold production (oz)[3]	120,000-130,000	–	–	120,000-130,000
Silver eq production (oz)[4]	–	1,200,000-1,300,000	1,200,000-1,300,000	2,400,000-2,600,000
Gold eq production (oz)	120,000-130,000	13,000-14,000	13,000-14,000	146,000-158,000
Cash cost ($/oz sold)	$900-$1,000	$15-16	$9-10	$900-1,000
AISC ($/oz sold)	$1,150-1,250	$21-22	$13-14	$1,150-1,250
Sustaining capital ($ millions)[5]	$29-35	$2-3	$1-3	$32-41
Exploration - growth (non-sustaining) ($ millions)	$7	$0-1	$3	$10-11

1	Tucano costs are presented per gold ounce sold. Cash cost and AISC guidance for Tucano is based on an estimated BRL/USD foreign exchange rate of 5.06. Actual results will differ.

2	Topia and the GMC costs are presented per silver payable ounce. Cash cost and AISC guidance for Topia and the GMC is based on an estimated MXN/USD foreign exchange rate of 21.70. Actual results will differ. AISC for Topia and the GMC includes fixed costs incurred during the mandatory shutdowns in April and May of 2020 related to the COVID-19 pandemic.

3	Gold equivalent ounces are calculated using a 1:90 Au:Ag ratio. Figures are rounded.

4	Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

5	Includes capitalized stripping costs. Sustaining capital is included in AISC.

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

Great Panther expects to have a completed report from its geotechnical consultants on a program for the remediation of the UCS pit at Tucano by the fourth quarter of 2020. This report will be based on the result of the current geotechnical drilling and analysis being performed which is expected to be completed by the end of September. Unloading of the pit commenced in July and the Company expects to fully recover UCS and return it to production in the fourth quarter of 2020.

These production and cost guidance estimates are forward-looking statements and information and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may also revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

There are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. The Company made decisions to enter into production at Topia, Guanajuato and San Ignacio without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines.  In addition, the Company may at some point in the future make decisions to extend mine operations at Tucano beyond the mine life of its current Mineral Reserves by mining material that is classified as Mineral Resources without the completion of a feasibility study that would be required to establish whether these Mineral Resources can be converted to Mineral Reserves. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery.  With the exception of Tucano, the Company’s mines do not have established Mineral Reserves and the Company faces higher risks that anticipated rates of production and production costs, such as those provided above, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

Coricancha

Coricancha continues on care and maintenance as the Company evaluates conditions for a restart of the mine. The evaluation has included a PEA completed in 2018 and the BSP completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended in accordance with the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020 in response to the COVID-19, which was lifted on May 24, 2020. The Company resumed the processing campaign and continued with its evaluation activities. There is no assurance that the Company’s evaluation efforts will be sufficient to bring Coricancha back into production.

There are no established estimates of Mineral Reserves at Coricancha and it is not anticipated that any Mineral Reserve estimates will be available when the Company expects to make a decision on the potential restart of operations. If a restart of operations does occur, its production decision will not be based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability. There may be increased uncertainty and risks with respect to revenues, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	June 30, 2020	December 31, 2019	Change
Cash and cash equivalents	$60,205	$36,970	$23,235
Net working capital	$6,836	$12,815	$(5,979)
Adjusted net working capital[1]	$23,781	$9,361	$14,420

Cash and cash equivalents increased by $23.2 million in the first half of 2020, primarily due to $31.3 million of cash provided by operating activities, $14.7 million of net proceeds from the bought deal financing (described under Significant Events in this MD&A), and $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung. These contributions to cash were partially offset by capital investments of $24.3 million, including $19.3 million of capitalized stripping costs at Tucano, $5.3 million in principal repayments on borrowings, $3.1 million in lease liability payments, and $1.4 million reductions in cash as a result of foreign currency translation.

The $6.0 million decrease in net working capital is primarily attributed to the mark-to-market adjustment on the Company’s non-deliverable BRL forward contracts at June 30, 2020, partially offset by the increase in cash and cash equivalents. Adjusted net working capital, which excludes the effect of the mark-to-market adjustments on derivative instruments, was $23.8 million at June 30, 2020.

Operating activities

Cash flow from operating activities, before changes in non-cash working capital, was $24.1 million in the quarter ended June 30, 2020, up $24.6 million over the comparable period of 2019. This increase is attributable to higher realized gold and silver prices and volume sold, as well as lower cash costs per ounce. Including changes in non-cash working capital, cash flow from operating activities was $19.5 million for the second quarter of 2020.

For the six months ended June 30, 2020, cash flows provided by operating activities before changes in non-cash working capital amounted to $25.0 million, compared with outflows of $5.7 million in the comparable period of 2019. This $30.7 million increase is primarily due to higher realized gold and silver prices and volumes sold, in addition to lower cash costs per ounce. Including a $6.3 million reduction in non-cash working capital, cash flow from operating activities was $31.3 million.

Investing activities

The Company invests excess cash in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended June 30, 2020, the Company’s cash outflows during the current quarter included $7.9 million for additions to mineral properties, plant and equipment (including $6.7 million of capitalized stripping costs at Tucano). The Company’s cash outflows for the second quarter of 2019 included $5.0 million in additions to plant and equipment, partially offset by $1.2 million concerning the environmental bond at Coricancha.

For the six months ended June 30, 2020, the Company invested $24.3 million in plant and equipment, including $19.3 million of capitalized stripping at Tucano. The investing cash outflows during the first six months of 2019 related to $9.2 million in additions of plant and equipment, partially offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, the $1.4 million cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond.

1	The Company has included the non-GAAP performance measure Adjusted Net Working Capital which is calculated as Net Working Capital, less the fair value of derivative assets and liabilities. Refer to the Non-GAAP Measures section of this MD&A for an explanation of this measure and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

Financing activities

Cash flow from financing activities of $9.6 million during the second quarter of 2020 is primarily attributed to $14.7 million of net cash proceeds from the Offering, partly offset by $3.7 million net cash repayment of borrowings, and $1.4 million payment of lease liabilities. The $22.2 million cash outflow for financing activities in the second quarter of 2019 related to a net cash repayment of Tucano borrowings of $20.3 million, and payment of lease liabilities of $1.9 million.

For the six months ended June 30, 2020, cash flows provided by financing activities amounted to $17.7 million consisting of $14.7 million of net cash proceeds from the Offering, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung and $9.3 million of drawings on credit facilities, partly offset by $14.6 million in principal repayments on borrowings and $3.0 million in lease liability payments. The financing cash outflow for the six months ended June 30, 2019 related to $20.2 million of net cash repayment of borrowings and payment of lease liabilities of $2.4 million, partly offset by proceeds from the exercise of stock options of $0.5 million.

Offering – use of proceeds

The net proceeds from the Offering after deducting the underwriters’ fee and expenses were $14.7 million. The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of June 30, 2020.

($ millions)	Intended Use of Proceeds	Total Spend to June 30, 2020
Near-mine and regional exploration programs at Tucano	$6.6	$1.6
Working capital and general corporate purposes [1]	6.2	1.5
Total	$12.8	$3.1

1	Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Mina Tucano Ltda. and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company is required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees.

Although the Company intends to continue to use the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on cash generated from operations, future developments and at the discretion of the Company’s board of directors and management. The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time-to-time. The Company will also evaluate, from time-to-time, additional sales of the common shares under the Company’s ATM Facility in order to improve the Company’s liquidity and working capital position. To the extent that cash flows generated from operations during the remainder of 2020 are less than anticipated and the Company does not secure any additional financing or complete sales under the ATM Facility, the Company may determine to use an additional portion of the net proceeds to repay outstanding debt, and may use the proceeds for additional working capital needs. Accordingly, management has significant discretion and flexibility in applying the net proceeds from the Offering.

Trends in liquidity and capital resources

As at June 30, 2020, cash and cash equivalents were $60.2 million and net working capital totalled $6.8 million. In addition to its cash and other net working capital at December 31, 2019, the Company completed an $11.3 million gold doré prepayment facility with Samsung in February 2020, finalized an increase in its credit facilities with Banco Bradesco in Brazil in March 2020 which consists of a $10.0 million term loan at a 3.7% interest rate and a requirement to retain cash collateral of $7.5 million, which are presented net in the financial statements within Borrowings, and completed an equity financing for net proceeds of $14.7 million (as noted in the Significant Events section). The Company expects to generate positive cash flows from its mining operations in 2020 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, such as the temporary measures that affected Mexico and Peru and possible measures affecting Tucano discussed in this MD&A. The Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines and meet scheduled debt repayment obligations.

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

As previously discussed under Results of Operations, the Company has entered into forward currency contracts to reduce its exposure to the fluctuation in BRL to USD exchange rates. These contracts are settled in cash at each maturity date for an amount equal to the difference between the spot market exchange rate on the settlement date and the contract rate multiplied by the contractual notional amount. As at June 30, 2020 the fair value of these contracts is negative $16.9 million. Further weakening of the BRL from June 30, 2020 will increase the amount ultimately paid by the Company on the maturity of each contract to February 2021. Likewise, a strengthening of the BRL would decrease the obligation.

Additional capital may be needed in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance. Sources of capital include the ATM Facility entered into by the Company in July 2019 and accessing the private and public capital markets for debt and equity over the next twelve months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and/or the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures.

To date, the Company has not issued any shares under the ATM Facility. In the second quarter of 2019, the Company entered into the agreement governing the ATM Facility under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. In the second quarter of 2020 and third quarter of 2019, the Company completed bought deal financings for gross proceeds of $16.1 million and $17.3 million, respectively. Additionally, in the fourth quarter of 2019, the Company entered into a $10.0 million promissory note agreement with IXM.

The Company has also been actively pursuing refunds on its Brazil Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”) federal input tax receivables and has been successful in decreasing these receivables.

Of the $40.7 million of current borrowings at June 30, 2020, $2.0 million was repaid subsequent to the end of the quarter, and there are approximately $28.5 million of remaining repayments due in 2020.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next twelve months, the Company expects to focus on continued Tucano optimization and exploration. In Mexico, a key focus will be the completion of Topia Phase III TSF, the exploration program at Guanajuato, and overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha. Although the Company does not have any immediate plans to pursue further acquisitions, this may change and result in the need for additional capital.

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

Contractual Obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$30	$28	$2	$—	$—
Drilling services	571	571	—	—	—
Equipment purchases	1,410	1,410	—	—	—
Debt obligations	48,256	40,690	7,566	—	—
Capital lease obligations	11,606	4,012	7,594	—	—
Other financial obligations	43,474	40,044	3,430	—	—
Total	$105,347	$86,755	$18,592	$—	$—

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar, as vendor (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As at June 30, 2020, the Company’s unaudited condensed interim consolidated financial statements reflected a reimbursement right in the amount of $9.5 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at June 30, 2020, the Company had recorded a reimbursement right in the amount of $1.9 million in respect of certain fines and sanctions and legal claims that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. On June 29, 2020, the Company reached an agreement with the Vendor to defer bond funding requirements as outlined in the Significant Events section of this MD&A.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2019 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 3 – Business Combinations accounting standard effective January 1, 2020. The adoption of this standard did not have a material impact on the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020.

NEW ACCOUNTING STANDARDS

There are no new accounting standards that had a material impact on the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020.

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$60,205	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$3,229	Amortized cost	Credit, commodity price
Derivative assets	$—	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,006	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$43,474	Amortized cost	Currency, liquidity
Derivative liabilities	$16,945	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$48,256	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2019.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 353,084,419 common shares issued and outstanding.  There were 12,142,633 options, 2,085,395 restricted share units, 1,970,600 performance-based restricted share units, 3,203,750 deferred share units and 9,749,727 share purchase warrants outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net loss, adjusted net loss per share, adjusted net working capital, mine operating earnings before non- cash items, cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA excludes share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

1	As at June 30, 2020.

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

(000s)	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income (loss) for the period	$8,552	$(5,758)	$(31,912)	$(53,784)
Income tax expense (recovery)	357	154	325	397
Interest income	(74)	(77)	(179)	(490)
Finance costs	1,329	2,891	2,955	3,829
Amortization of mineral properties, plant and equipment	11,909	7,862	20,252	9,860
EBITDA	$22,073	$5,072	$(8,559)	$(40,188)
Business acquisition costs	—	165	—	2,786
Foreign exchange and derivative instruments losses	6,876	(3,449)	43,689	(1,732)
Share-based compensation	1,231	240	1,407	803
Impairment of goodwill	—	—	—	38,682
Change in reclamation and remediation provision recorded in EE&D	11	16	34	(4)
Adjusted EBITDA	$30,191	$2,044	$36,571	$347

Adjusted net income (loss) and Adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings (loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure which allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) unrealized loss on derivative instruments, iii) unrealized foreign exchange loss, iv) business acquisition costs and v) impairment of goodwill.

(000s)	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income (loss) for the period	$8,552	$(5,758)	$(31,912)	$(53,784)
Adjusted for the following items:
Impairment of goodwill	—	—	—	38,682
Business acquisition costs	—	165	—	2,786
Unrealized loss (gain) on derivative instruments	(3,212)	(2,627)	20,399	(2,627)
Unrealized foreign exchange loss (gain)	4,859	(985)	13,988	202
Share-based compensation	1,231	240	1,407	803
Adjusted net income (loss)	$11,430	$(8,965)	$3,882	$(13,938)
Weighted average number of shares (000s)	330,497	279,073	321,222	240,148
Adjusted earnings (loss) per share	$0.03	$(0.03)	$0.01	$(0.06)
Diluted adjusted earnings (loss) per share	$0.03	$(0.03)	$0.01	$(0.06)

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

Adjusted net working capital

Adjusted net working capital provides a measure of financial condition to supplement the information in its consolidated financial statements. The Company excludes unrealized gain/losses on derivative instruments from adjusted net working capital.

(000s)	June 30, 2020	December 31, 2019
Current assets	$117,037	$105,341
Current liabilities	(110,201)	(92,526)
Net working capital	6,836	12,815
Adjusted for the following items:
Derivative assets	—	(3,454)
Derivative liabilities	16,945	—
Adjusted net working capital	$23,781	$9,361

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory and selling costs, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of the key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2020, and 2019:

	Tucano		GMC		Topia
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Production costs (sales basis)	$26,906	$25,247	$1,525	$4,580	$1,575	$4,723
Change in concentrate inventory	—	—	(101)	(188)	(162)	(68)
Selling costs	—	—	57	(60)	190	(192)
Production costs (production basis)	$26,906	$25,247	$1,481	4,332	$1,603	4,463
Tonnes milled, including custom milling	822,638	718,682	16,755	45,476	7,781	19,367
Cost per tonne milled	$33	$35	$88	$95	$206	$230

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2020, and 2019:

	Tucano		GMC		Topia
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Production costs (sales basis)	$51,879	$29,617	$6,288	$9,397	$5,640	$8,739
Change in concentrate inventory	—	—	(225)	(210)	(321)	280
Selling costs	—	—	(1)	(123)	(2)	(393)
Production costs (production basis)	$51,879	$29,617	$6,062	9,064	$5,317	8,626
Tonnes milled, including custom milling	1,633,835	912,849	66,362	94,898	27,139	39,599
Cost per tonne milled	$32	$32	$91	$96	$196	$218

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges.

Management believes the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure. Consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

Great Panther’s primary business is gold and silver production. The Company’s focus is on maximizing returns from gold production at Tucano, and silver production at the GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a gold ounce sold basis. When deriving the production costs associated with an ounce of gold, the Company deducts by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended June 30, 2020, and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Production costs (sales basis)	$26,906	$25,247	$3,100	$9,303	$30,006	$34,550
Smelting and refining charges	26	71	519	723	545	794
Revenue from custom milling	—	—	—	(66)	—	(66)
Cash operating costs	26,932	25,318	3,619	9,960	30,551	$35,278
Gross by-product revenue
Silver by-product revenue	(120)	—	(2,717)	(5,014)	(2,837)	(5,014)
Lead by-product revenue	—	—	(279)	(819)	(279)	(819)
Zinc by-product revenue	—	—	(400)	(1,082)	(400)	(1,082)
Cash operating costs, net of by-product revenue	$26,812	$25,318	$223	$3,045	$27,035	$28,363
Gold ounces sold	36,100	26,469	976	3,381	37,076	29,850
Cash cost per gold ounce sold	$743	$957	$228	$901	$729	$950

The following table reconciles cash cost per gold ounce sold to production costs for the six months ended June 30, 2020, and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Production costs (sales basis)	$51,879	$29,617	$11,928	$18,136	$63,807	$47,753
Smelting and refining charges	44	86	1,784	1,429	1,828	1,515
Revenue from custom milling	—	—	(34)	(66)	(34)	(66)
Cash operating costs	51,923	29,703	13,678	19,499	65,601	$49,202
Gross by-product revenue
Silver by-product revenue	(176)	—	(8,184)	(9,497)	(8,360)	(9,497)
Lead by-product revenue	—	—	(947)	(1,605)	(947)	(1,605)
Zinc by-product revenue	—	—	(1,244)	(2,631)	(1,244)	(2,631)
Cash operating costs, net of by-product revenue	$51,747	$29,703	$3,303	$5,766	$55,050	$35,469
Gold ounces sold	60,263	31,784	3,620	6,255	63,883	38,039
Cash cost per gold ounce sold	$859	$935	$913	$922	$862	$932

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold after the Acquisition, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines. The Company is, therefore, continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended June 30, 2020, and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Production costs (sales basis)	$1,525	$4,580	$1,575	$4,723
Smelting and refining charges	160	295	359	428
Revenue from custom milling	—	—	—	(66)
Cash operating costs	1,685	4,875	1,934	5,085
Gross by-product revenue
Gold by-product revenue	(1,573)	(4,216)	(210)	(342)
Lead by-product revenue	—	—	(279)	(819)
Zinc by-product revenue	—	—	(400)	(1,082)
Cash operating costs, net of by-product revenue	$112	$659	$1,045	$2,842
Payable silver ounces sold	61,590	128,757	83,990	204,815
Cash cost per payable silver ounce	$1.82	$5.12	$12.43	$13.88

The following table reconciles cash cost per payable silver ounce sold to production costs for the six months ended June 30, 2020, and 2019:

	GMC		Topia
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Production costs (sales basis)	$6,288	$9,397	$5,640	$8,739
Smelting and refining charges	597	535	1,187	894
Revenue from custom milling	—	—	(34)	(66)
Cash operating costs	6,885	9,932	6,793	9,567
Gross by-product revenue
Gold by-product revenue	(5,479)	(7,595)	(572)	(680)
Lead by-product revenue	—	—	(947)	(1,605)
Zinc by-product revenue	—	—	(1,244)	(2,631)
Cash operating costs, net of by-product revenue	$1,406	$2,337	$4,030	$4,651
Payable silver ounces sold	226,564	259,586	275,736	377,062
Cash cost per payable silver ounce	$6.21	$9.01	$14.62	$12.34

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

All-in sustaining cost (“AISC”) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing gold from current operations and provides additional information on the Company’s operational performance and ability to generate cash flows.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended June 30, 2020, and 2019:

	Tucano		Mexico		Corporate		Consolidated
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Cash operating costs, net of by-product revenue[1]	$26,811	$25,318	$223	$3,045	$—	$—	$27,034	$28,363
G&A costs	—	—	—	—	2,366	2,923	2,366	2,923
Lease liability payments	1,327	1,804	10	25	56	53	1,393	1,882
Share-based compensation	—	—	—	—	1,231	239	1,231	239
Accretion	164	(139)	6	29	—	9	170	(101)
Sustaining EE&D costs	2	—	490	778	25	(31)	517	747
Stripping costs	6,708	2,497	—	—	—	—	6,708	2,497
Sustaining capital expenditures	449	336	308	496	—	—	757	832
Care and maintenance costs	—	—	1,589	238	—	—	1,589	238
All-in sustaining costs	$35,461	$29,816	$2,626	$4,611	$3,678	$3,193	$41,765	$37,620
Gold ounces sold	36,100	26,469	976	3,381	n/a	n/a	37,076	29,850
AISC per gold ounce sold	$982	$1,126	$2,690	$1,364	n/a	n/a	$1,126	$1,260

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the six months ended June 30, 2020, and 2019:

	Tucano		Mexico		Corporate		Consolidated
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash operating costs, net of by-product revenue[1]	$51,746	$29,703	$3,304	$5,766	$—	$—	$55,050	$35,469
G&A costs	—	—	—	—	5,745	4,818	5,745	4,818
Lease liability payments	2,891	2,183	20	35	115	112	3,026	2,330
Share-based compensation	—	—	—	—	1,407	803	1,407	803
Accretion	462	—	67	63	—	18	529	81
Sustaining EE&D costs	329	—	1,295	1,579	88	(22)	1,712	1,557
Stripping costs	19,313	5,479	—	—	—	—	19,313	5,479
Sustaining capital expenditures	3,062	540	666	1,024	—	—	3,728	1,564
Care and maintenance costs	—	—	1,818	385	—	—	1,818	385
All-in sustaining costs	$77,803	$37,905	$7,170	$8,853	$7,355	$5,729	$92,328	$52,486
Gold ounces sold	60,263	31,784	3,620	6,255	n/a	n/a	63,883	38,039
AISC per gold ounce sold	$1,291	$1,193	$1,980	$1,415	n/a	n/a	$1,445	$1,380

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold after the Acquisition, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of the production at these two mines. The Company is, therefore, continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended June 30, 2020, and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Cash operating costs, net of by-product revenue[1]	$112	$659	$1,044	$2,842
Lease liability payments	—	15	10	10
Accretion	(10)	13	15	16
Sustaining EE&D costs	459	711	31	67
Sustaining capital expenditures	112	42	196	454
Care and maintenance costs	1,012	238	578	—
All-in sustaining costs	$1,685	$1,678	$1,874	$3,389
Payable silver ounces sold	61,590	128,757	83,990	204,815
AISC per payable silver ounce	$27.36	$13.03	$22.32	$16.55

The following table reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the six months ended June 30, 2020 and 2019:

	GMC		Topia
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash operating costs, net of by-product revenue[1]	$1,406	$2,338	$4,030	$4,652
Lease liability payments	—	14	20	21
Accretion	28	29	39	34
Sustaining EE&D costs	1,200	1,433	95	146
Sustaining capital expenditures	154	86	512	938
Care and maintenance costs	1,241	385	578	—
All-in sustaining costs	$4,029	$4,285	$5,274	$5,791
Payable silver ounces sold	226,564	259,586	275,736	377,062
AISC per payable silver ounce	$17.78	$16.51	$19.13	$15.36

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended June 30, 2020 and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Cash operating costs, net of by-product revenue[1]	$26,811	$25,318	$223	$3,045	$27,034	$28,363
Lease liability payments	1,327	1,804	10	25	1,337	1,829
Accretion	164	(139)	6	29	170	(110)
Sustaining EE&D costs	2	—	490	778	492	778
Stripping costs	6,708	2,497	—	—	6,708	2,497
Sustaining capital expenditures	449	336	308	496	757	832
Care and maintenance costs	—	—	1,589	238	1,589	238
All-in sustaining costs	$35,461	$29,816	$2,626	$4,611	$38,087	$34,427
Gold ounces sold	36,100	26,469	976	3,381	37,076	29,850
AISC per gold ounce sold, excluding corporate G&A expenditures	$982	$1,126	$2,690	$1,364	$1,027	$1,153

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 40
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the six months ended June 30, 2020 and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash operating costs, net of by-product revenue[1]	$51,746	$29,703	$3,304	$5,766	$55,050	$35,469
Lease liability payments	2,891	2,183	20	35	2,911	2,218
Accretion	462	—	67	63	529	63
Sustaining EE&D costs	329	—	1,295	1,579	1,624	1,579
Stripping costs	19,313	5,479	—	—	19,313	5,479
Sustaining capital expenditures	3,062	540	666	1,024	3,728	1,564
Care and maintenance costs	—	—	1,818	385	1,818	385
All-in sustaining costs	$77,803	$37,905	$7,170	$8,853	$84,973	$46,757
Gold ounces sold	60,263	31,784	3,620	6,255	63,883	38,039
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,291	$1,193	$1,980	$1,415	$1,330	$1,229

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2020, that have materially affected or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2020 that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

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Management’s Discussion & Analysis

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Neil Hepworth, M.Sc., C. Eng., the Company’s Chief Operating Officer and Fernando Cornejo, M. Eng., P. Eng., the Company’s Vice President of Operations, Brazil, each of whom is a Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2019 and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 30, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Guidance and Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned use of proceeds from the Offering; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020, that may constitute forward-looking statements are:

Regarding Tucano:

  expectations regarding the Company’s plans and timeline for geotechnical drilling and related results and timeline of the geotechnical review of UCS, the Company’s plans and timeline for continued mining at UCS commencing in the fourth quarter of 2020, and the ability to continue to include the UCS pit as part of the MRMR;
  expectations regarding the production profile for Tucano and its ability to meet the production guidance for 2020;
  expectations regarding Tucano’s exploration potential;
  expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new Mineral Resources, and or convert Mineral Resources to Mineral Reserves and related plans to incorporate the results of such programs into an updated Mineral Resource and Reserve statement in the fourth quarter of 2020;
  expectations of significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;
  expectations and timing regarding the potential for an underground mine and possible plans to complete a feasibility study in the fourth quarter of 2020, following completion of an underground targeted drill program;

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Management’s Discussion & Analysis

  expectations regarding cost reductions that may be achieved for the remainder of 2020; and
  expectations regarding capital expenditures at Tucano.

Regarding the GMC:

  expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
  expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until October 2021;
  expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;
  expectations that additional Mineral Resources may be identified at the GMC, including whether or not such resources have can be defined as Mineral Reserves;
  expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
  expectations regarding the results of exploration programs at Guanajuato in 2020.

Regarding Topia:

  expectations regarding the ability to complete and timeline for completion of the construction of retention wall and erosion controls at the base of the Topia Phase III tailings facility necessary to commence Phase III stacking and the sufficiency of the Company’s temporary alternative to store tailings until the construction on Phase III is complete and Phase III stacking commences (or recommencement of tailings deposition at Phase II) and to continue operations at Topia;
  expectations that the Phase II TSF can be remediated as planned; and
  expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

  expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
  expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;
  expectations regarding the costs to restart Coricancha;
  expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves;
  expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
  opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA; and
  expectations regarding the reclamation process.

Regarding general corporate matters:

  guidance provided in the Guidance and Outlook section of this MD&A, such as production, cash cost, AISC, capital expenditures, sustaining and growth capital and exploration costs and other expenditures for 2020 in respect of the individual mines;

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Management’s Discussion & Analysis

  expectations that the Company will be able to generate positive cash flows from operations;
  expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the ATM Facility, that it will have sufficient capital resources in the next twelve months to fund capital investments and projects and to repay indebtedness and carry out the programs and plans necessary to maintain and grow operations;
  expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil or Mexico as a result of the COVID-19 pandemic;
  estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
  expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
  expectations regarding future debt or equity financings, including any sales under the Company’s existing ATM Facility;
  expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and
  expectations in respect of permitting and development activities.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

  the assumptions underlying the Company’s Guidance and Outlook continuing to be accurate;
  the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
  ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
  currency exchange rates remaining as estimated;
  capital, decommissioning and reclamation estimates;
  prices for energy inputs, labour, materials, supplies and services (including transportation);
  national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19;
  international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19;
  all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner;
  the Company’s ability to comply with environmental, health and safety laws;
  management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company;
  the Company will meet its production forecasts and generate the anticipated cash flows from operations for the remainder of 2020 with the result that the Company will be able to meet its scheduled debt payments when due;
  the accuracy of the information included or implied in the various published technical reports;

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Management’s Discussion & Analysis

  the geological, operational and price assumptions on which these technical reports are based;
  conditions in the financial markets;
  the ability to attract and retain skilled staff;
  the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;
  the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré);
  the execution and outcome of current or future exploration activities;
  the ability to obtain adequate financing for planned activities and to complete further exploration programs;
  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;
  the ability of contractors to perform their contractual obligations; and
  operations not being disrupted by issues such as workforce shortages, mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

  the impact of the COVID-19 pandemic on the Company’s ability to operate as anticipated, including the impact of any restrictions that governments may impose or the Company voluntarily imposes to address the COVID-19 outbreak;
  the Company’s ability to appropriately capitalize and finance its operations;
  the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations for the remainder of 2020 and as a result the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
  the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
  gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
  there is no assurance that the Company will be able to or may experience a delay to develop a remediation plan that would place the Company in a position where it could recommence mining activities at UCS by the fourth quarter of 2020 and, if the remediation plan is not feasible, then the Company may not be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans and future revenues;
  fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
  operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability;
  planned exploration activities may not result in conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
  management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
  management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;

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Management’s Discussion & Analysis

  potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;
  the potential for unexpected and excessive costs and expenses and the possibility of project delays;
  employee and contractors relations;
  relationships with, and claims by, local communities;
  the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;
  changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining;
  the inability to remediate the UCS pit at Tucano;
  the inability to resume deposition of tailings at the Topia Phase II TSF as planned;
  diminishing quantities or grades of mineralization as properties are mined;
  operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;
  acts of foreign governments;
  political risk;
  labour or social unrest;
  illegal mining, including the potential for safety and security risks related thereto;
  uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;
  unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
  failure of counterparties to perform their contractual obligations;
  uncertainty of Mineral Resource estimates;
  uncertainty of revenues, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;
  cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
  an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;
  reclamation costs exceed the amounts estimated;
  Nyrstar is unable to fund its indemnity obligations under the Acquisition Agreement and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;
  litigation risk;
  certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company and situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company;
  deterioration of general economic conditions, including increased volatility and global financial conditions; and

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Management’s Discussion & Analysis

  the Company’s ability to operate as anticipated.

and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business – Risk Factors" in the most recent Form 40-F/AIF for the Company’s year ended December 31, 2019 on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

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Management’s Discussion & Analysis

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”) following a transition period. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the multijurisdictional disclosure system (“MJDS”) adopted by Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any Mineral Resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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Management’s Discussion & Analysis